SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                           Permian Basin Royalty Trust
                                (Name of Issuer)

                          Units of Beneficial Interest
                          (Title of Class of Securities)

                                    714236106
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,335,200, which constitutes approximately 9.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 46,608,796 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 4,260,800 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,260,800 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,260,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.1%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,335,200 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: 4,335,200 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,335,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.3%

14.  Type of Reporting Person: IN
-------------
 (1) Solely in his capacity as one of two general partners of Alpine Capital, L.P. with respect to 4,260,800 units, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over units owned by The Anne T. and Robert M. Bass Foundation, with respect to 74,400 units.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /
6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,260,800 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,260,800 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,260,800 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  9.1%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,335,200 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,335,200 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,335,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 9.3%

14.  Type of Reporting Person: IN
------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P. with respect to 4,260,800 units and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 74,400 units.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power:  74,400 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  74,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     74,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.2%

14.  Type of Reporting Person: CO
------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over units owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power:  74,400 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  74,400 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     74,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.2%

14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power:  74,400 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  74,400 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     74,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.2%

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 6, 1999, as amended by Amendment No. 1 dated October 5, 1999, as amended by Amendment No. 2 dated December 20, 1999 (the "Schedule 13D"), relating to the Units of Beneficial Interest (the "Units"), of Permian Basin Royalty Trust (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     The Anne T. and Robert M. Bass Foundation, a Texas non-profit corporation ("Foundation"), Anne T. Bass ("A. Bass") and Robert M. Bass ("R. Bass") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Foundation or A. Bass, or R. Bass or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to Foundation, A. Bass and R. Bass.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

FOUNDATION

     Foundation is a Texas non-profit corporation. The principal business address of the Foundation, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

A. BASS

     A. Bass's residence address is 6221 Westover Drive, Fort Worth, Texas 76107, and she is not presently employed.

R. BASS

      R. Bass's principal occupation or employment is serving as President of Keystone, Inc. ("Keystone"). R. Bass' business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

      Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co.), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012.

     (d) - (f)

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $21,784,069.77

     R. Bruce        Not Applicable         Not Applicable

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     Foundation      Working Capital(1)     $   352,282.50

     A. Bass         Not Applicable         Not Applicable

     R. Bass         Not Applicable         Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     ALPINE

     The aggregate number of shares that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 4,260,800, which constitutes approximately 9.1% of the outstanding shares of the Stock.

     R. BRUCE

     Because of his position as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the Units owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,335,200 Units, which constitutes approximately 9.3% of the outstanding Units.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,260,800 shares, which constitutes approximately 9.1% of the outstanding shares of the Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,335,200 Units, which constitutes approximately 9.3% of the outstanding Units.

     FOUNDATION

     The aggregate number of Units that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 74,400, which constitutes approximately 0.2% of the outstanding Units.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 74,400 Units, which constitutes approximately 0.2% of the outstanding Units.

     R. BASS

     Because of his position as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 74,400 Units, which constitutes approximately 0.2% of the outstanding Units.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,260,800 shares of the Stock.

     R. BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,260,800 Units. As principal of Bruce Management (which exercises shared investment discretion over the Units owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 74,400 Units.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,260,800 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,260,800 Units. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 74,400 Units.

     FOUNDATION

     Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the Units owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,400 Units.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 74,400 Units.

     R. BASS

     As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 74,400 Units.

     (c) During the past 60 days, the Reporting Persons have purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                   NO. OF SHARES    PRICE PER
PERSONS          DATE         PURCHASED        UNIT

Alpine         12/27/99        35,000         $5.43
Alpine         12/28/99        33,300          5.53
Alpine         12/29/99        13,000          5.55
Alpine         12/31/99        11,500          5.67
Alpine         01/04/00         2,000          5.41
Alpine         01/06/00         6,600          5.41
Alpine         01/07/00        15,700          5.41
Alpine         01/10/00        11,700          5.26
Alpine         01/11/00         5,000          5.25
Alpine         01/12/00        15,000          5.23
Alpine         01/13/00        10,800          5.29
Alpine         01/14/00        64,500          5.53
Alpine         01/18/00        23,400          5.56
Alpine         01/19/00        48,700          5.42
Alpine         01/21/00        23,100          5.47
Alpine         01/24/00        10,000          5.29
Alpine         01/25/00         5,900          5.22
Alpine         01/26/00        10,400          5.16
Alpine         01/27/00         4,000          5.16
Alpine         01/28/00         2,600          5.16
Alpine         01/31/00         3,600          5.16
Alpine         02/01/00        10,000          5.10
Alpine         02/03/00         3,700          4.91
Alpine         02/04/00        20,000          5.01
Foundation     02/09/00        29,000          4.58
Foundation     02/11/00        10,000          4.79
Foundation     02/14/00         5,000          4.94
Foundation     02/15/00        11,700          5.04
Foundation     02/17/00         6,000          4.91
Foundation     02/18/00         2,200          4.79
Foundation     02/22/00         3,000          4.60
Foundation     02/23/00         7,200          4.54
Foundation     02/24/00           300          4.54

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: February 24, 2000

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President

                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL

                                   /s/ W. R. Cotham
                                   W. R. Cotham,
                                  Attorney-in-Fact for:

                                  THE ANNE T. AND ROBERT M.
                                    BASS FOUNDATION (1)
                                  ANNE T. BASS (2)
                                  ROBERT M. BASS (3)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX


EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.